UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 13, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Reports First Quarter 2011 Financial Results".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Reports First Quarter 2011 Financial Results

Tirat Carmel, Israel – June 13, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED)("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced financial results for the three months ended March 31, 2011.  Results were characterized by the Company's continuing preparations for the commercial launch of its products later in 2011.

First Quarter Highlights:

•	In January 2011, the Company's distributor in Sweden won a tender for distribution of the Spring Universal Infusion Set.
•	In February 2011, the Company's subsidiary, Spring-Set Health Solutions Ltd., achieved ISO 13485:2003 and ISO 9001:2008 certifications.
•	In February 2011, the Company unveiled its revolutionary "Spring Hybrid Patch" pump at
•	the Fourth International Conference on Advance Technologies and Treatments for Diabetes ("ATTD 2011")
•
In March 2011, the Company announced that its subcontractor, UPG (Suzhou) EPZ Co. Ltd. (“UPG”), a subsidiary of United Plastics Group, Inc., commenced the mass production of its Spring Universal Infusion Sets in Suzhou, China.

Financial Results:

The unaudited selected consolidated financial statements presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.481 to US$1.00, the representative rate of exchange as of March 31, 2011 as published by the Bank of Israel.

Sales for the three months ended March 31, 2011 and 2010 were NIS 317 thousand (US$ 91 thousand) and NIS 543 thousand (US$ 156 thousand), respectively.

Cost of sales for the three months ended March 31, 2011 increased to NIS 3,426 thousand (US$ 984 thousand) from the NIS 1,298 thousand (US$ 373 thousand) reported in the 2010 first quarter. The increase was mainly attributable to the preparation of the aforementioned UPG production line in China and the training of new staff.

R&D expenses for the three months ended March 31, 2011 and 2010 amounted to NIS 4,838 thousand (US$ 1,390 thousand) and NIS 2,252 thousand (US$ 647 thousand), respectively. The increase in the 2011 first quarter was due to the preparation for commercialization of the Company’s patch pump.

General and Administration expenses for the three months ended March 31, 2011 and 2010 amounted to NIS 3,225 thousand (US$ 927 thousand) and NIS 2,577 thousand (US$ 740 thousand), respectively. The increase in the first quarter of 2011 was due to the additional costs connected with being a publicly traded company in the US.

D. Medical’s attributed comprehensive loss for the three months March 31, 2011 totaled NIS 15,237 thousand (US$ 4,377 thousand), or NIS 1.60 (US$ 0.46) per share, as compared to NIS 14,889 thousand (US$ 4,277 thousand), or NIS 2.69 (US$ 0.77) per share, for the three months ended March 31, 2010.  The loss for the first quarter of 2011 reflects nonrecurring expenses from reduction of intangible assets of NIS 3,245 thousand (US$ 932 thousand) connected to the subsidiary (NextGen Biomed Ltd.). The loss for the first quarter of 2010 includes nonrecurring registration costs of NIS 6,049 thousand (US$ 1,738 thousand) and fair value losses on warrants at fair value through profit or loss of NIS 2,469 thousand (US$ 709 thousand) as a component of financial costs.

"Our successful transition from a R&D company into a commercially viable enterprise is now almost complete,“ said Efri Argaman, D. Medical’s Chief Executive Officer.  “With production capacity ramping up, U.S. and Canadian marketing clearances achieved, and the expansion of our global distribution network continuing, we are now poised to begin executing on our low risk and low cost strategy of introducing and promoting the "Spring" brand name to and across various target markets - including the United States, Canada, Europe, Mexico and the BRIC countries of Brazil, Russia, India and China – initially via the commercial roll out of our Spring Universal Infusion Sets in the coming months.  While that activity is likely to take some time before it bears fruit, we remain hopeful that the business will start to generate meaningful and growing revenues toward the end of 2011.”

As at March 31, 2011, D. Medical had cash and cash equivalents and deposits of NIS 27,917 thousand (US$ 8,020 thousand).

Main Events Subsequent to Quarter-End:

•
In April 2011, D. Medical received Japanese patent JP 468166, entitled "Drug Delivery Device and Method". The patent protects innovative methods and technologies for identifying the presence of a gas bubble in a drug delivery system, such as an insulin delivery system worn for the treatment of diabetes. Such detection provides added safety, especially for pediatric diabetes patients.

•
In April 2011, D. Medical signed an agreement for a standby equity purchase agreement ("SEDA") with YA Global Investments L.P. (“YA”), a fund managed by Yorkville Advisors, LLC ("Yorkville"), whereby D. Medical would have the option, at its sole discretion, to issue and sell up to US$ 10 million of its ordinary shares to YA over the course of 24 months (extendable for another US$ 10 million over a period of additional 24 months).

•
In April 2011, D. Medical subsidiaries, Spring Health Solutions Ltd. and Spring-Set Health Solutions Ltd. (“Spring-Set”), received Canadian Medical Devices Conformity Assessment System (CMDCAS) certification for their ISO 13485:2003 Quality System.

•
In May 2011, the U.S. Food and Drug Administration granted D. Medical’s subsidiary, Spring-Set Health Solutions Ltd., 510(K) clearance to market its Spring™ Universal Infusion Sets (formerly “Lighty DD Infusion Sets”) in the United States.

•	In May 2011, D. Medical’s subsidiary, Spring-Set Health Solutions Ltd., received a medical device license to market its Spring™ Universal Infusion Sets (formerly “Lighty DD Infusion Sets”) in Canada.
•	In May 2011, D. Medical announced the execution of an agreement for the distribution of its Spring™ Universal Infusion Sets in Poland.
•
In June 2011, D. Medical announced that it has entered into a definitive agreement with a third party for the sale of its holdings in its publicly held subsidiary, NextGen Biomed Ltd. ("NextGen"). At the closing of the transaction, which is expected to occur by June 30, 2011, the Company will transfer its holdings in NexGen, i.e. 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million) in cash (the "Consideration Amount"). The Consideration Amount is subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the transaction.

•
In June 2011, D. Medical’s subsidiary, Spring-Set Health Solutions Ltd., was granted U.S. Patent No. 7,951,122, entitled "Infusion set self-occlusion mechanism." This patent protects the breakthrough Detach-Detect mechanism that distinguishes the Spring™ Universal Infusion Set from competitive products currently on the market.

Conference Call

D. Medical will host a conference call to discuss these results today, June 13, at 4:30 p.m. (Eastern Standard Time).  Those wishing to access the live conference call by telephone should dial (877)312-5445 (within the United States) or (253)237-1128 (outside of the United States) several minutes prior to the beginning of the call. The call will also be webcast live and archived for 30 days on the company's website at http://www.dmedicalindustries.com under the "Events" tab in the Investors section.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:
Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations
Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

			Convenience translation into US$ (in thousands)
	March 31,	December 31,	March 31,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	27,706	35,085	7,959
Short term deposits	211	3,769	61
Trade and other receivables:
Trade accounts receivable	123	322	35
Other	1,127	1,904	323
Inventory	2,018	2,494	580
T o t a l current assets	31,185	43,574	8,958
NON-CURRENT ASSETS :
Property and equipment, net	3,911	3,815	1,124
Intangible assets, net	10,262	13,505	2,948
Long-term receivables	655	693	188
T o t a l non-current assets	14,828	18,013	4,260
T o t a l assets	46,013	61,587	13,218
Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	2,922	3,726	839
Other	2,933	3,161	843
T o t a l current liabilities	5,855	6,887	1,682
NON-CURRENT LIABILITIES:
Provision for royalties to the Israeli Office of Chief Scientist	5,061	5,236	1,454
Liability for severance pay – net	65	76	19
T o t a l non-current liabilities	5,126	5,312	1,473
T o t a l liabilities	10,981	12,199	3,155
EQUITY:
Equity attributable to owners of the parent: Share capital - issued and outstanding - December 31, 2010 – 7,777,436 shares March 31, 2011 - 7,784,006 shares
Ordinary shares	2,551	2,549	732
Share premium and other reserves	227,903	227,015	65,471
Warrants and equity portion of convertible debt	3,048	3,048	876
Accumulated losses	(198,649)	(186,168)	(57,067)
	34,853	46,444	10,012
Non-controlling interest	179	2,944	51
T o t a l equity	35,032	49,388	10,063
T o t a l liabilities and equity	46,013	61,587	13,218

D MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

				Convenience translation
				into US$ (in thousands)
	Three months		Year ended	Three months
	ended March 31		December 31,	ended March 31,
	2011	2010	2010	2011
	(Unaudited)		(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales-net	317	543	1,264	91
Cost of sales	3,426	1,298	9,085	984
Gross loss	3,109	755	7,821	893
Research and development expenses – net	4,838	2,252	14,100	1,390
Selling and marketing expenses	965	584	2,962	277
General and administrative expenses	3,225	2,577	11,365	927
Reduction of Intangible assets	3,245	-	-	932
Other (income) expenses - net	(3)	231	(867)	(1)
Operating loss	15,379	6,399	35,381	4,418
Registration costs	-	6,049	6,049	-
Finance income	(161)	(29)	(287)	(46)
Fair value losses (gains) on warrants at fair value through profit or loss	-	2,469	2,469	-
Finance costs	19	1	2,282	5
Finance (income) costs – net	(142)	2,441	4,464	(41)
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	15,237	14,889	45,894	4,377
ATTRIBUTABLE TO:
Owners of the parent	12,481	14,345	42,726	3,585
Non-controlling interest	2,756	544	3,168	792
	15,237	14,889	45,894	4,377
LOSS PER SHARE ATTRIBUTABLE
TO THE EQUITY HOLDERS OF THE COMPANY -
Basic and diluted	1.60	2.69	6.49	0.46